UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934
For the Month of June 2011
_______________________

Commission File No. 1-14742

JINPAN INTERNATIONAL LIMITED
(Translation of Registrant’s Name into English)

c/o Hainan Jinpan Special Transformer Works
Section D-2,
No. 100 Industry Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F  ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:   ☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______________

Attached hereto as Exhibit 1 and incorporated by reference herein is the Registrant’s press release, dated June 1, 2011.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Mark Du
Name:	Mark Du
Title:	Chief Financial Officer

Dated:  June 2, 2011

Exhibit No.	Description

1	Press release, dated June 1, 2011

EXHIBIT 1

Jinpan International Announces New Orders of Transformers for Renewable Energy Applications

CARLSTADT, N.J., June 1, 2011 /PRNewswire/ -- Jinpan International Ltd. (Nasdaq: JST), a leading designer, manufacturer, and distributor of cast resin transformers, today announced that it has secured purchase orders for transformers for wind energy applications, valued at approximately US$ 5.7 million, in the month of May.  In addition, Jinpan secured purchase orders for customized transformers for polysilicon manufacturing plants, valued at approximately US$ 15.5 million, between the months of February and May.

Jinpan secured OEM purchase orders for 119 units of wind energy transformers in May. The transformers are destined for a U.S. wind farm currently under development.  All 119 units are scheduled for shipment in the third quarter of 2011. The total value of these contracts is approximately US$ 5.7 million.

Additionally, Jinpan received significant new orders for customized transformers for use by polysilicon manufacturing plants. Polysilicon is the key material for the production of solar panels and semi-conductors.  Polysilicon production has very demanding power requirements. To meet the demand of this growing market segment, Jinpan developed a custom rectifier transformer for polysilicon manufacturing.  Sales of these custom transformers have increased steadily over the last two years.  For the four month period of February through May, the Company secured purchase orders from five different China-based customers for 92 units of these custom transformers from Chinese polysilicon manufacturers for a total value of US$ 15.5 million.  The 92 units are scheduled for delivery in the second half of 2011.

Both the US$ 5.7 million wind energy transformer and the US$ 15.5 million custom rectifier transformer orders have been factored into Jinpan's 2011 full year financial revenue forecast.

Mr. Zhiyuan Li, Chief Executive Officer of Jinpan, commented, "As discussed on our last earnings call, we expected wind energy transformer orders to accelerate in the second quarter.  Our order flow in May reflects the rising demand for our wind products, particularly in the U.S.  We also believe that June will represent another solid month of sales in this segment of our business."

"In our traditional cast resin transformer business, Jinpan continues to distinguish itself among its competitors through its ability to develop customized transformers for specialized applications.  More of our Chinese customers recognize the value of our product offering and our ongoing development of highly specialized products are expected to further drive growth in this area of our business.  We are pleased with our performance through the first five months of the year and look forward to continued expansion ahead."

Safe Harbor Provision
This press release contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations and involve known and unknown risks, and uncertainties or other factors not under the Company's control, which may cause actual results, performance or achievements of the company to be materially different from the results, performance or other expectations implied by these forward-looking statements. These factors are listed from time-to-time in our filings with the Securities and Exchange Commission, including, without limitation, our Annual Report on Form 20-F for the period ended December 31, 2009 and our subsequent reports on Form 6-K.

Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

SOURCE Jinpan International Ltd